MOTHER KOMBUCHA, LLC

2021 & 2022

FINANCIAL REVIEW


Kombucha

PREPARED BY
TIFFANY GORMAN, CPA
GENESIS 41 ADVISORY SERVICES



I HAVE REVIEWED THE ACCOMPANYING FINANCIAL STATEMENTS OF MOTHER (A PARTNERSHIP), WHICH COMPRISE OF THE NAME FINANCIAL STATEMENTS AS OF DATE, AND THE RELATED INCOME STATEMENT, AND CASH FLOWS FOR THE YEARS ENDED. A REVIEW INCLUDES PRIMARILY APPLYING ANALYTICAL PROCEDURES TO MANAGEMENT'S FINANCIAL DATA AND MAKING INQUIRIES OF MANAGEMENT. A REVIEW IS SUBSTANTIALLY LESS IN SCOPE THAN AN AUDIT, THE OBJECTIVE OF WHICH IS THE EXPRESSION OF AN OPINION REGARDING THE FINANCIAL STATEMENTS AS A WHOLE. ACCORDINGLY, I DO NOT EXPRESS SUCH AN OPINION.

MANAGEMENT'S RESPONSIBILITY FOR THE FINANCIAL STATEMENTS

MANAGEMENT IS RESPONSIBLE FOR THE PREPARATION AND FAIR PRESENTATION OF THESE FINANCIAL STATEMENTS IN ACCORDANCE WITH ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES OF AMERICA; THIS INCLUDES THE DESIGN, IMPLEMENTATION, AND MAINTENANCE OF INTERNAL CONTROL RELEVANT TO THE PREPARATION AND FAIR PRESENTATION OF FINANCIAL STATEMENTS THAT ARE FREE FROM MATERIAL MISSTATEMENT, WHETHER DUE TO FRAUD OR ERROR.

ACCOUNTANT'S RESPONSIBILITY

MY RESPONSIBILITY IS TO CONDUCT THE REVIEW ENGAGEMENT IN ACCORDANCE WITH STATEMENTS ON STANDARDS FOR ACCOUNTING AND REVIEW SERVICES PROMULGATED BY THE ACCOUNTING AND REVIEW SERVICES COMMITTED OF THE AICPA. THOSE STANDARDS REQUIRE ME TO PERFORM PROCEDURES TO OBTAIN LIMITED ASSURANCE AS A BASIS FOR REPORTING WHETHER I AM AWARE OF ANY MATERIAL MODIFICATIONS THAT SHOULD BE MADE TO THE FINANCIAL STATEMENTS FOR THEM TO BE IN ACCORDANCE WITH ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES OF AMERICA. I BELIEVE THAT THE RESULTS OF OUR PROCEDURES PROVIDE A REASONABLE BASIS FOR OUR CONCLUSION.

ACCOUNTANT'S CONCLUSION

BASED ON MY REVIEW, I AM NOT AWARE OF ANY MATERIAL MODIFICATIONS THAT SHOULD BE MADE TO THE ACCOMPANYING FINANCIAL STATEMENTS IN ORDER FOR THEM TO BE IN ACCORDANCE WITH ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES OF AMERICA.

TIFFANY L. GORMAN, CPA

ST. PETERSBURG, FL

06/05/2023

Mother Kombucha LLC

Balance Sheet
As of December 31, 2021

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
1010 Grow Financial Credit Union (CHK)	394,695.54
1020 Grow Financial Credit Union (SAV)	61,576.46
1040 First Citrus Operating_2901	5,585.24
Total Bank Accounts	**$461,857.24**
Accounts Receivable	
1100 Accounts Receivable	107,331.18
Total Accounts Receivable	**$107,331.18**
Other Current Assets	
1200 Undeposited Funds	8,062.25
1210 Inventory Asset	313,315.38
1240 Prepaid Expenses	9,287.25
1245 Amazon Reserve	169.82
1270 Prepaid Inventory	18,513.01
Total Other Current Assets	**$349,347.71**
Total Current Assets	**$918,536.13**
Fixed Assets	
1500 Gross Fixed Assets	
1510 Furniture and Equipment	470,399.14
1520 Vehicles	34,406.09
1540 Leasehold Improvements	83,697.72
Total 1500 Gross Fixed Assets	**588,502.95**
1700 Accumulated Depreciation	-371,557.02
Total Fixed Assets	**$216,945.93**
Other Assets	
1850 Deposit on Contract (Brew Hub)	40,000.00
Total Other Assets	**$40,000.00**
TOTAL ASSETS	**$1,175,482.06**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
2000 Accounts Payable	38,941.30

Accrual Basis

Mother Kombucha LLC

Balance Sheet

As of December 31, 2021

	TOTAL
Total Accounts Payable	**$38,941.30**
Credit Cards	
2100 AMEX Accounts	
2105 Amex Plus 9100 (Simply Cash)	2,920.88
2110 AMEX Business Platinum	38,525.91
Total 2100 AMEX Accounts	**41,446.79**
2150 Capital One Credit Card_5881	184.00
2160 Chase Credit Card	12,375.44
2170 Citibank Credit Card	19.84
2180 FNB Omaha Credit Card	2,702.42
2190 BoA Credit Card #6605	6,288.54
Total Credit Cards	**$63,017.03**
Other Current Liabilities	
2200 Accrued Expenses	49,758.23
2250 BrewHub Liability	32,735.09
2300 Accrued Compensation & Taxes	9,564.05
Sales Tax Agency Payable	355.74
Total Other Current Liabilities	**$92,413.11**
Total Current Liabilities	**$194,371.44**
Long-Term Liabilities	
2800 Ascentium Loans	
2802 Ascentium Capital - #3240	950.46
2803 Ascentium Capital - #2634	12,418.38
2804 Ascentium Capital - #0883	6,941.19
2806 Ascentium Capital - #9824	10,077.57
2807 Ascentium Capital - #6263	21,241.50
2809 Ascentium Capital - #8147	40,262.98
2810 Ascentium Capital - #8326	23,008.05
Total 2800 Ascentium Loans	**114,900.13**
2820 Celtic Bank (SBA Loan)	58,947.31
2822 SBA EIDL Loan (05/20/2020)	499,900.00
2825 BB&T Equipment Loan	85,165.92
2860 Notes Payable - NISSAN MOTOR CORP	2,261.22
2880 Convertible Note	200,000.00
2881 Accrued Interest on Convertible Notes	12,832.48
Total 2880 Convertible Note	**212,832.48**
Total Long-Term Liabilities	**$974,007.06**
Total Liabilities	**$1,168,378.50**

Accrual Basis

Mother Kombucha LLC

Balance Sheet

As of December 31, 2021

	TOTAL
Equity	
3030 Tonya Donati - Equity	-539,483.81
3035 Vic Donati - Equity	-180,311.00
3040 Joshua Rumschlag - Equity	-177,582.00
3045 Elizabeth Vanneste - Equity	115,322.00
3050 Patrice Coppens - Equity	90,982.00
3051 Hal Thureson - Equity	90,982.00
3052 Wilson Tang - Equity	90,982.00
3053 Christopher Eaton - Equity	90,982.00
3054 John Van Keppel - Equity	90,982.00
3055 Christian Tartaglia - Equity	45,407.00
3056 Jeffrey R Austin - Equity	95,993.00
3057 Ryan & Jill Bowers - Equity	96,498.00
3058 Terri and Garry Reid - Equity	48,247.00
3059 Vicky and John Hart - Equity	48,247.00
3200 Retained Earnings	0.00
Net Income	-143.63
Total Equity	**$7,103.56**
TOTAL LIABILITIES AND EQUITY	**$1,175,482.06**

Note
*Management Use Only: Statements have not been audited

Mother Kombucha LLC

Balance Sheet

As of December 31, 2022

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
1010 Grow Financial Credit Union (CHK)	157,844.45
1020 Grow Financial Credit Union (SAV)	41,174.44
Total Bank Accounts	**$199,018.89**
Accounts Receivable	
1100 Accounts Receivable	167,735.64
Total Accounts Receivable	**$167,735.64**
Other Current Assets	
1200 Undeposited Funds	621.00
1210 Inventory Asset	335,691.40
1240 Prepaid Expenses	1,063.58
1241 BrewHub Prepaid Expense	38,239.60
1245 Amazon Reserve	3,393.32
1250 Prepaid Insurance	2,731.67
1270 Prepaid Inventory	26,351.49
Total Other Current Assets	**$408,092.06**
Total Current Assets	**$774,846.59**
Fixed Assets	
1500 Gross Fixed Assets	
1510 Furniture and Equipment	509,195.86
1520 Vehicles	34,406.09
1540 Leasehold Improvements	83,697.72
Total 1500 Gross Fixed Assets	**627,299.67**
1700 Accumulated Depreciation	-463,438.15
Total Fixed Assets	**$163,861.52**
Other Assets	
1850 Deposit on Contract (Brew Hub)	40,000.00
1852 Greenline Ventures Loan Costs	25,597.37
1701 Accumulated Amortization	-711.04
Total 1852 Greenline Ventures Loan Costs	**24,886.33**
Total Other Assets	**$64,886.33**
TOTAL ASSETS	**$1,003,594.44**

Accrual Basis

Mother Kombucha LLC

Balance Sheet

As of December 31, 2022

	TOTAL
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
2000 Accounts Payable	131,440.06
Total Accounts Payable	**$131,440.06**
Credit Cards	
2100 AMEX Accounts	0.00
2110 AMEX Business Platinum	48,761.97
Total 2100 AMEX Accounts	**48,761.97**
2160 Chase Credit Card	976.51
Total Credit Cards	**$49,738.48**
Other Current Liabilities	
2200 Accrued Expenses	50,092.50
2250 BrewHub Liability	34,337.60
2300 Accrued Compensation & Taxes	1,493.59
Sales Tax Agency Payable	509.45
Total Other Current Liabilities	**$86,433.14**
Total Current Liabilities	**$267,611.68**
Long-Term Liabilities	
2800 Ascentium Loans	
2802 Ascentium Capital - #3240	950.46
2803 Ascentium Capital - #2634	1,010.96
2804 Ascentium Capital - #0883	1,473.38
2806 Ascentium Capital - #9824	4,592.05
2807 Ascentium Capital - #6263	12,484.05
2809 Ascentium Capital - #8147	27,610.52
2810 Ascentium Capital - #8326	18,781.51
2811 Ascentium Capital - #4386	26,161.69
Total 2800 Ascentium Loans	**93,064.62**
2821 Greenline Ventures Loan	260,000.00
2822 SBA EIDL Loan (05/20/2020)	499,900.00
2825 BB&T Equipment Loan	60,429.37
2880 Convertible Note	200,000.00
2881 Accrued Interest on Convertible Notes	24,498.40
Total 2880 Convertible Note	**224,498.40**
Total Long-Term Liabilities	**$1,137,892.39**
Total Liabilities	**$1,405,504.07**

Accrual Basis

Mother Kombucha LLC

Balance Sheet

As of December 31, 2022

	TOTAL
Equity	
3030 Tonya Donati - Equity	-539,483.81
3035 Vic Donati - Equity	-180,311.00
3040 Joshua Rumschlag - Equity	-177,582.00
3045 Elizabeth Vanneste - Equity	115,322.00
3050 Patrice Coppens - Equity	90,982.00
3051 Hal Thureson - Equity	90,982.00
3052 Wilson Tang - Equity	90,982.00
3053 Christopher Eaton - Equity	90,982.00
3054 John Van Keppel - Equity	90,982.00
3055 Christian Tartaglia - Equity	45,407.00
3056 Jeffrey R Austin - Equity	95,993.00
3057 Ryan & Jill Bowers - Equity	96,498.00
3058 Terri and Garry Reid - Equity	48,247.00
3059 Vicky and John Hart - Equity	48,247.00
3200 Retained Earnings	-143.63
Net Income	-409,013.19
Total Equity	**$ -401,909.63**
TOTAL LIABILITIES AND EQUITY	**$1,003,594.44**

Note
*Management Use Only: Statements have not been audited

Mother Kombucha LLC

Profit and Loss

January - December 2021

	TOTAL
Income	
4010 Product Sales	2,862,563.68
4011 E-Commerce Sales (Square/Cr Cards/PayPal)	47,930.62
4013 Events & Retail Sales	22,781.12
4014 Amazon Sales	27,355.74
4190 Sales Discounts (-)	-108,620.49
4191 Publix Invoice Discounts	-14,304.46
Total 4190 Sales Discounts (-)	**-122,924.95**
4192 Chargebacks & BOGO	
4193 Publix - BOGO & Chargebacks	-521,847.51
4194 Whole Foods Market Chargebacks	-20,473.11
4195 SEG (WinnDixie/BiLO) Chargebacks	-758.14
4196 UNFI Other Chargebacks	-26,551.96
Total 4192 Chargebacks & BOGO	**-569,630.72**
4198 Early Pay Discounts	-294.07
4199 Customer Refunds	-127.60
4890 Sales Tax Expense	-703.97
4990 Bad Debt	-3,371.08
Sales of Product Income	12.38
UNFI Other Chargebacksi	-57.75
Total Income	**$2,263,533.40**
Cost of Goods Sold	
5000 Cost of Goods Sold	506,997.84
5010 Cost of Goods-Labels & Packaging	35,165.09
5020 Cost of Goods-Materials	12,923.42
5030 Cost of Goods-Other	52,541.58
5050 Swell 1%	22,153.89
5060 Costs of Goods Sold - Distribution Costs	21,799.99
5070 Warehouse Storage Fees	22,924.06
5080 Freight In and Freight Out	13,154.66
5081 Freight In (Ingredients, Materials)	23,244.73
5082 Freight Out (Warehouse, Dist)	63,368.29
5083 Freight Out (Production Partners)	4,100.00
Total 5080 Freight In and Freight Out	**103,867.68**
5090 Cost of labor - COS	202,820.98
Total 5000 Cost of Goods Sold	**981,194.53**
5910 Inventory Adjustment	106,314.09

Accrual Basis

Mother Kombucha LLC

Profit and Loss

January - December 2021

	TOTAL
5912 Scrapped Inventory	15,473.56
Total Cost of Goods Sold	**$1,102,982.18**
GROSS PROFIT	**$1,160,551.22**
Expenses	
6000 Payroll Expenses	
6010 Wages & Salaries - General	188,453.34
6015 Guaranteed Partner Payments	126,500.00
6020 Payroll Taxes - ER	16,462.91
6030 Wage & Tax Accrual Adjustment	-1,871.88
6040 Worker's Compensation	9,123.05
6050 Benefits	27.68
6055 Partner Benefits	1,053.84
6090 Payroll Fees	6,571.90
Total 6000 Payroll Expenses	**346,320.84**
6300 Business Travel, Meals & Entertainment	
6310 Travel & Transportation	8,126.42
6330 Business Meals	5,647.78
6370 Automobile Expense	4,263.97
Total 6300 Business Travel, Meals & Entertainment	**18,038.17**
6400 Facility Costs	
6410 Rent Expense	106,327.44
6420 Repairs and Maintenance	23,911.29
6430 Telephone Expense	1,078.72
6440 Utilities	42,935.19
6450 Internet Expenses	1,719.85
6460 Waste & Recycling	4,527.68
6470 Security Monitoring	8,441.38
Total 6400 Facility Costs	**188,941.55**
6500 Professional Fees	
6510 Accounting	29,507.74
6520 Legal	13,005.90
6530 Consulting	14,352.00
6540 Professional Services and Certifications	1,375.00
Total 6500 Professional Fees	**58,240.64**
6600 Other Operating Expenses	
6604 Sales Commissions & Fees	109,417.06
6610 Advertising & Marketing	180,232.79
Product Giveaways	34,427.37
Total 6610 Advertising & Marketing	**214,660.16**
6612 Events & Tradeshows	4,171.60
6620 Insurance Expense	22,148.49

	TOTAL
6624 Retail Equipment & Fixtures (non-Cap)	1,516.56
6628 Small Tools & Equipment	3,362.94
6630 Office Supplies & Expenses	17,080.72
6632 Shipping Expenses / Customer Freight Out	124,637.03
6635 Printing & Promotional Items	5,431.55
6636 Dues and Subscriptions	1,329.44
6640 Software & Computer Expenses	9,088.47
6644 Training & Education	281.80
6654 Business Licenses & Filing Fees	11,409.63
6655 Tangible & Property Tax	10,329.46
6660 Bank Service Charges	988.72
6661 Merchant deposit/Melio fees	3,874.45
6662 PayPal Credit Payments	64.00
6680 Charitable Contributions	263.45
6690 Interest Expense	42,660.19
6692 Interest on Convertible Notes	12,832.48
Total 6690 Interest Expense	**55,492.67**
6695 Other Miscellaneous Expenses	1,664.37
Total 6600 Other Operating Expenses	**597,212.57**
7010 Depreciation Expense	112,519.92
Total Expenses	**$1,321,273.69**
NET OPERATING INCOME	$ -160,722.47
Other Income	
8010 Credit Card Rewards	2,110.35
8020 Interest Income	31.86
8052 Gain (Loss) on Disposal of Assets	7,563.17
8810 SBA Loan Subsidized Payments	2,634.05
Gain on Forgiveness PPP	135,165.00
QB Contra	13,074.41
Total Other Income	**$160,578.84**
NET OTHER INCOME	$160,578.84
NET INCOME	$ -143.63

Note
*Management Use Only: Statements have not been audited

Mother Kombucha LLC

Profit and Loss

January - December 2022

	TOTAL
Income	
4010 Product Sales	3,231,586.93
4011 E-Commerce Sales (Square/Cr Cards/PayPal)	53,393.28
4013 Events & Retail Sales	23,485.97
4014 Amazon Sales	49,088.35
4014.1 Amazon Refunds	-592.52
4014.2 Amazon Expenses	36.82
Total 4014 Amazon Sales	**48,532.65**
4190 Sales Discounts (-)	-80,522.38
4191 Publix Invoice Discounts	-81,802.86
Total 4190 Sales Discounts (-)	**-162,325.24**
4192 Chargebacks & BOGO	
4193 Publix - BOGO & Chargebacks	-603,714.82
4195 SEG (WinnDixie/BiLO) Chargebacks	-365.59
4196 UNFI Other Chargebacks	-68,648.28
Total 4192 Chargebacks & BOGO	**-672,728.69**
Total Income	**$2,521,944.90**
Cost of Goods Sold	
5000 Cost of Goods Sold	734,736.61
5010 Cost of Goods-Labels & Packaging	60,705.77
5020 Cost of Goods-Materials	6,052.58
5030 Cost of Goods-Other	38,739.02
5050 Swell 1%	13,411.54
5060 Costs of Goods Sold - Distribution Costs	20,090.71
5070 Warehouse Storage Fees	68,253.97
5080 Freight In and Freight Out	6,066.88
5081 Freight In (Ingredients, Materials)	49,765.60
5082 Freight Out (Warehouse, Dist)	9,606.43
Total 5080 Freight In and Freight Out	**65,438.91**
5090 Cost of labor - COS	244,958.32
Total 5000 Cost of Goods Sold	**1,252,387.43**
5910 Inventory Adjustment	55,905.59
5912 Scrapped Inventory	6,148.77
Total Cost of Goods Sold	**$1,314,441.79**
GROSS PROFIT	**$1,207,503.11**

Accrual Basis

Mother Kombucha LLC

Profit and Loss
January - December 2022

	TOTAL
Expenses	
6000 Payroll Expenses	
6010 Wages & Salaries - General	227,218.00
6015 Guaranteed Partner Payments	174,800.88
6020 Payroll Taxes - ER	36,965.91
6030 Wage & Tax Accrual Adjustment	-5,470.20
6040 Worker's Compensation	10,582.57
6055 Partner Benefits	2,013.92
6090 Payroll Fees	9,221.92
Total 6000 Payroll Expenses	**455,333.00**
6300 Business Travel, Meals & Entertainment	
6310 Travel & Transportation	17,029.75
6330 Business Meals	8,431.97
6370 Automobile Expense	5,626.72
Total 6300 Business Travel, Meals & Entertainment	**31,088.44**
6400 Facility Costs	
6410 Rent Expense	111,459.75
6420 Repairs and Maintenance	43,199.13
6430 Telephone Expense	1,204.97
6440 Utilities	56,360.58
6450 Internet Expenses	1,885.52
6460 Waste & Recycling	6,005.69
6470 Security Monitoring	6,381.48
Total 6400 Facility Costs	**226,497.12**
6500 Professional Fees	
6510 Accounting	11,185.00
6520 Legal	21,780.82
6530 Consulting	41,376.75
6540 Professional Services and Certifications	27,267.31
Total 6500 Professional Fees	**101,609.88**
6600 Other Operating Expenses	
6604 Sales Commissions & Fees	121,674.56
6610 Advertising & Marketing	211,467.03
6612 Events & Tradeshows	4,761.21
6620 Insurance Expense	16,442.79
6628 Small Tools & Equipment	28,892.51
6630 Office Supplies & Expenses	16,888.78
6632 Shipping Expenses / Customer Freight Out	221,205.13
6635 Printing & Promotional Items	4,826.53
6636 Dues and Subscriptions	2,325.00
6637 Gifts	99.51

Mother Kombucha LLC

Profit and Loss
January - December 2022

	TOTAL
6640 Software & Computer Expenses	23,322.10
6644 Training & Education	236.50
6654 Business Licenses & Filing Fees	4,864.58
6655 Tangible & Property Tax	14,415.30
6661 Merchant deposit/Melio fees	2,386.09
6680 Charitable Contributions	2,090.00
6690 Interest Expense	24,137.08
6692 Interest on Convertible Notes	11,665.92
Total 6690 Interest Expense	**35,803.00**
Total 6600 Other Operating Expenses	**711,700.62**
7010 Depreciation Expense	91,881.13
7011 Amortization Expense	711.04
Total 7010 Depreciation Expense	**92,592.17**
Total Expenses	**$1,618,821.23**
NET OPERATING INCOME	**$ -411,318.12**
Other Income	
8010 Credit Card Rewards	2,134.65
8020 Interest Income	34.89
8040 Sales Tax Allowance	135.39
Total Other Income	**$2,304.93**
NET OTHER INCOME	**$2,304.93**
NET INCOME	**$ -409,013.19**

Note
*Management Use Only: Statements have not been audited

Mother Kombucha LLC

Statement of Cash Flows
January - December 2021

	TOTAL
OPERATING ACTIVITIES	
Net Income	-143.63
Adjustments to reconcile Net Income to Net Cash provided by operations:	
1100 Accounts Receivable	63,039.15
1101 Allowance for Doubtful Accounts	-8,147.00
1210 Inventory Asset	-63,666.36
1240 Prepaid Expenses	-9,287.25
1245 Amazon Reserve	-169.82
1250 Prepaid Insurance	5,433.54
1270 Prepaid Inventory	-18,513.01
A/R Adjust	-576.33
2000 Accounts Payable	-114,306.70
2105 AMEX Accounts:Amex Plus 9100 (Simply Cash)	-8,526.16
2110 AMEX Accounts:AMEX Business Platinum	6,379.72
2111 AMEX Accounts:AMEX Business Platinum:AMEX Tonya Donati_83008 (deleted)	-1,153.32
2113 AMEX Accounts:AMEX Business Platinum:AMEX Elizabeth Vanneste_82067 (deleted)	-684.48
2114 AMEX Accounts:AMEX Business Platinum:AMEX Joshua Rumschlag_83024 (deleted)	-95.35
2117 AMEX Accounts:AMEX Business Platinum:AMEX Michael Hogan_81077 (deleted)	-44.24
2119 AMEX Accounts:AMEX Business Platinum:AMEX Erich Schalk_81119 (deleted)	-33.65
2120 AMEX Accounts:AMEX Business Platinum:AMEX Stephanie Davenport_81135 (deleted)	-31.09
2150 Capital One Credit Card_5881	-5,939.70
2160 Chase Credit Card	-10,793.96
2170 Citibank Credit Card	-3,920.93
2180 FNB Omaha Credit Card	-10,960.38
2190 BoA Credit Card #6605	-7,822.61
2200 Accrued Expenses	-7,193.61
2250 BrewHub Liability	32,735.09
2300 Accrued Compensation & Taxes	-1,871.88
2511 SBA PPP Loan (05/01/2020)	-70,840.00
Sales Tax Agency Payable	355.74
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**-236,634.59**
Net cash provided by operating activities	**$ -236,778.22**
INVESTING ACTIVITIES	
1510 Gross Fixed Assets:Furniture and Equipment	74,772.50
1700 Accumulated Depreciation	64,324.50
Net cash provided by investing activities	**$139,097.00**
FINANCING ACTIVITIES	
2802 Ascentium Loans:Ascentium Capital - #3240	-8,499.97
2803 Ascentium Loans:Ascentium Capital - #2634	-13,106.62
2804 Ascentium Loans:Ascentium Capital - #0883	-6,587.43
2806 Ascentium Loans:Ascentium Capital - #9824	-7,626.93
2807 Ascentium Loans:Ascentium Capital - #6263	-13,791.81
2809 Ascentium Loans:Ascentium Capital - #8147	-25,957.20

Mother Kombucha LLC

Statement of Cash Flows

January - December 2021

	TOTAL
2810 Ascentium Loans:Ascentium Capital - #8326	23,008.05
2820 Celtic Bank (SBA Loan)	-17,544.66
2822 SBA EIDL Loan (05/20/2020)	350,000.00
2823 SBA EIDL Loan (05/20/2020):SBA EIDL_Interest Payable	-3,467.46
2825 BB&T Equipment Loan	-13,336.71
2860 Notes Payable - NISSAN MOTOR CORP	-9,045.24
2880 Convertible Note	100,000.00
2881 Convertible Note:Accrued Interest on Convertible Notes	12,832.48
3030 Tonya Donati - Equity	-102,452.00
3035 Vic Donati - Equity	-34,262.00
3040 Joshua Rumschlag - Equity	-34,262.00
3045 Elizabeth Vanneste - Equity	-37,480.00
3050 Patrice Coppens - Equity	-2,530.00
3051 Hal Thureson - Equity	-2,530.00
3052 Wilson Tang - Equity	-2,530.00
3053 Christopher Eaton - Equity	-2,530.00
3054 John Van Keppel - Equity	-2,530.00
3055 Christian Tartaglia - Equity	-1,288.00
3056 Jeffrey R Austin - Equity	-2,530.00
3057 Ryan & Jill Bowers - Equity	-2,530.00
3058 Terri and Garry Reid - Equity	-1,267.00
3059 Vicky and John Hart - Equity	-1,267.00
3200 Retained Earnings	229,989.29
Net cash provided by financing activities	**$366,877.79**
NET CASH INCREASE FOR PERIOD	**$269,196.57**
Cash at beginning of period	200,722.92
CASH AT END OF PERIOD	**$469,919.49**

Note
*Management Use Only: Statements have not been audited

Mother Kombucha LLC

Statement of Cash Flows

January - December 2022

	TOTAL
OPERATING ACTIVITIES	
Net Income	-409,013.19
Adjustments to reconcile Net Income to Net Cash provided by operations:	
1100 Accounts Receivable	-60,404.46
1210 Inventory Asset	-22,376.02
1240 Prepaid Expenses	8,223.67
1241 BrewHub Prepaid Expense	-38,239.60
1245 Amazon Reserve	-3,223.50
1250 Prepaid Insurance	-2,731.67
1270 Prepaid Inventory	-7,838.48
2000 Accounts Payable	92,498.76
2105 AMEX Accounts:Amex Plus 9100 (Simply Cash)	-2,920.88
2110 AMEX Accounts:AMEX Business Platinum	10,236.06
2150 Capital One Credit Card_5881	-184.00
2160 Chase Credit Card	-11,398.93
2170 Citibank Credit Card	-19.84
2180 FNB Omaha Credit Card	-2,702.42
2190 BoA Credit Card #6605	-6,288.54
2200 Accrued Expenses	334.27
2250 BrewHub Liability	1,602.51
2300 Accrued Compensation & Taxes	-8,070.46
Sales Tax Agency Payable	153.71
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**-53,349.82**
Net cash provided by operating activities	**$ -462,363.01**
INVESTING ACTIVITIES	
1510 Gross Fixed Assets:Furniture and Equipment	-38,796.72
1700 Accumulated Depreciation	91,881.13
1701 Greenline Ventures Loan Costs:Accumulated Amortization	711.04
1852 Greenline Ventures Loan Costs	-25,597.37
Net cash provided by investing activities	**$28,198.08**
FINANCING ACTIVITIES	
2803 Ascentium Loans:Ascentium Capital - #2634	-11,407.42
2804 Ascentium Loans:Ascentium Capital - #0883	-5,467.81
2806 Ascentium Loans:Ascentium Capital - #9824	-5,485.52
2807 Ascentium Loans:Ascentium Capital - #6263	-8,757.45
2809 Ascentium Loans:Ascentium Capital - #8147	-12,652.46
2810 Ascentium Loans:Ascentium Capital - #8326	-4,226.54
2811 Ascentium Loans:Ascentium Capital - #4386	26,161.69
2820 Celtic Bank (SBA Loan)	-58,947.31
2821 Greenline Ventures Loan	260,000.00
2825 BB&T Equipment Loan	-24,736.55
2860 Notes Payable - NISSAN MOTOR CORP	-2,261.22
2881 Convertible Note:Accrued Interest on Convertible Notes	11,665.92

Mother Kombucha LLC

Statement of Cash Flows

January - December 2022

	TOTAL
Net cash provided by financing activities	**$163,885.33**
NET CASH INCREASE FOR PERIOD	**$ -270,279.60**
Cash at beginning of period	469,919.49
CASH AT END OF PERIOD	**$199,639.89**

Note
*Management Use Only: Statements have not been audited

Mother Kombucha LLC
Statement of Changes in Members' Equity
For Years Ended 12/31/2021 & 12/31/2022

Balance at 12/31/2020	Members Contributions		Retained Earnings		Total Members Equity	
	$	1,100,000.00	$	(1,092,752.81)	$	7,247.19
Contributions of Capital					$	-
Net Income			$	(143.63)	$	(143.63)
Balance at 12/31/2021					**$**	**7,103.56**
Prior Period Adj to Retained Earnings					$	-
Net Income			$	(409,013.19)	$	(409,013.19)
Balance at 12/31/2022					**$**	**(401,909.63)**

Note

*Management Use Only: Statements have not been audited

Accrual Basis

MOTHER KOMBUCHA, LLC FINANCIAL REVIEW

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of the Organization

Basis of Accounting

The accompanying financial statements for Mother Kombucha, LLC have been prepared on the accrual basis of accounting, and accordingly, reflect all significant receivables, prepaid expenses, payables, and other liabilities.

Revenue Recognition

Mother Kombucha, LLC recognizes business revenue when earned, FOB destination, as required by accrual basis accounting principles. Accordingly, the top two customers generating income for Mother Kombucha, LLC are Publix Supermarkets and UNFI. Both organizations have a historical record of timely payments, none of which exceed 60 days beyond the initial due date.

Prepaid Expenses

Prepaid expenses consist of expenses paid in advance of services or goods provided. The majority of such amounts have been paid to Brew Hub for production services, as well as prepaid inventory/reserve expenses as required.

Property and Equipment

Property and equipment are stated at cost, or fair value if contributed. Mother Kombucha, LLC follows the practice of capitalizing all expenses for property and equipment in excess of $5,000. Depreciation of property and equipment is charged to expense over the estimated useful lives of the respective assets on a straight-line basis. Bonus depreciation was utilized for tax purposes in 2021 and is reflected in the accrual basis financial reports provided. Estimated useful lives of property and equipment are 5-10 years.

Other Assets of Note

Mother Kombucha, LLC has a security deposit of $40,000 with Brew Hub as per contract terms. Additionally, Mother Kumbucha, LLC amortizes the cost of the Greenline Ventures Loan 8 year life of the loan.

Significant Liabilities

Mother Kombucha, LLC has negotiated favorable terms with its financing partners such as Greenline Ventures, from which a loan for $260,000 was obtained. The terms of the loan are 3 years interest only payments at 12%, followed by a 5 year payment schedule. Mother Kombucha, LLC obtained a SBA EIDL loan during 2020 in the amount of 499,900, which is to be repaid over 30 years at 3.75%.

Cost of Goods Sold

Cost of goods sold is reported when finished products are sold and removed from finished product inventory, and arrive at the customer's location (FOB destination). Additionally, cost of goods sold is also reported when fluctuations in inventory occur and/or when inventory items must be scrapped. Cost of goods sold for the year ending 12/31/2021 amounted to $1,160,551.22. Cost of goods sold for the year ending 12/31/2022 amounted to $1,207,503.11. Inventory counts are consistently completed on a weekly basis, as well as a monthly reconciliation process of inventory held at offsite locations.

Advertising

Advertising and marketing costs are expenses when incurred. For the year ended 12/31/2021, advertising expense amounted to $214,660.16. For the year ended 12/31/2022, advertising expense amounted to $211,467.03.

Use of Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires that management make estimates and assumptions that affect the reported amounts of assets and liabilities and the reported amounts of revenue and expenses during the reporting period. Accordingly, actual results could differ from those estimates.

Fair Value of Financial Instruments

The carrying amount of cash and cash equivalents, receivables, payables, and deferred revenue of Mother Kombucha, LLC approximate fair value because of the short maturity of these instruments.

Concentrations of Risk

Financial instruments which potentially subject Mother Kombucha, LLC to concentrations of credit risk consist of cash and cash equivalents and receivables.

Mother Kombucha, LLC places its cash accounts with creditworthy, high-quality, FDIC insured financial institutions. Such balances may, at times, exceed the federally insured limit. As of 12/31/2021, the Mother Kombucha, LLC cash accounts exceeded the federally insured limit by $211,857. As of 12/31/2022, Mother Kombucha, LLC cash accounts did not exceed the federally insured limit.

Credit risk with respect to receivables is limited due to the number and credit worthiness of the entities from whom amounts are due.

Income Tax Status

Mother Kombucha, LLC is organized as a Partnership for federal income tax purposes, and files an annual Form 1065 accordingly. All related income and expenses are passed through to the shareholders for income tax purposes. Therefore, Mother Kombucha, LLC does not have a provision for federal income tax recorded in any of its accompanying financial statements.

Subsequent Events

Management of Mother Kombucha, LLC adopted the provisions of the accounting standard "Subsequent Events". This statement requires management to evaluate, through the date of the financial statements are issued or available to be issued, events or transactions that may require recognition or disclosure in the financial statements, and to disclose the date through which subsequent events were evaluated. Mother Kombucha, LLC's financial statements were available to be issued on 12/31/2022, and this is the date through which subsequent events were evaluated. The only potential subsequent event noted by management is the receipt of the Employee Retention Credit in the amount of $29,000, which may cause Mother Kombucha, LLC to amend prior tax returns.